SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

WashingtonFirst Bankshares, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

940730104
(CUSIP Number)

Bradley E. Maneely Chief Financial Officer Chief Compliance Officer The Endicott Group 570 Lexington Avenue, 37th Floor New York, NY 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 940730104	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Opportunity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,199,032 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,199,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,032 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.80%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 940730104	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,199,032 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,199,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,032 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.80%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 940730104	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON W.R. Endicott III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,199,032 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,199,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,032 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.80%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 940730104	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,199,032 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,199,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,032 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.80%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 940730104	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,199,032 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,199,032 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,032 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.80%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 940730104	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of voting common stock, par value $0.01 per share, (the “Common Stock”), of WashingtonFirst Bankshares, Inc. a Virginia corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11921 Freedom Drive, Suite 250, Reston, Virginia 20190.

Item 2.	IDENTITY AND BACKGROUND

(a)

This statement is filed by:

(i) Endicott Opportunity Partners III, L.P., a Delaware limited partnership (“EOP III”), with respect to the shares of Common Stock directly owned by EOP III;

(ii) Endicott Management Company, a Delaware S-Corporation (“EMC”) and Investment Manager to EOP III, with respect to the shares of Common Stock directly owned by EOP III;

(iii) W.R. Endicott III, L.L.C. a Delaware limited liability company (“WR III LLC”) and general partner of EOP III, with respect to the shares of Common Stock directly owned by EOP III;

(iv) Wayne K. Goldstein (“Mr. Goldstein”), who serves as a Co-President and a director of EMC and a managing member of WR III LLC, with respect to the shares of Common Stock directly owned by EOP III; and

(v) Robert I. Usdan (“Mr. Usdan”), who serves as a Co-President and a director of EMC and a managing member of WR III LLC, with respect to the shares of Common Stock directly owned by EOP III.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is 570 Lexington Avenue, 37th Floor, New York, NY 10022.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 940730104	SCHEDULE 13D	Page 8 of 11 Pages

(f)	EOP III is a Delaware limited partnership. WR III LLC is a Delaware limited liability company. EMC is a Delaware S-Corporation. Each of Mr. Goldstein and Mr. Usdan is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock were derived from the working capital of EOP III. A total of $11,704,211.49 was paid to acquire the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On May 15, 2017 Sandy Spring Bancorp, Inc. (“Sandy Spring”) entered into a voting agreement with EOP III in its capacity as a shareholder of the Issuer (the “Voting Agreement”), in which EOP III agreed, among other things, to vote the shares of Common Stock beneficially owned by it in favor of the proposed first-step merger between the Issuer and a subsidiary of Sandy Spring (the “First-Step Merger”), as set forth in the Agreement and Plan of Merger, dated May 15, 2017, by and between Sandy Spring, its aforementioned subsidiary, and the Issuer (the “Merger Agreement”). In addition, EOP III has agreed to vote against any proposal made in competition with the First-Step Merger, as well as certain other restrictions with respect to the voting and transfer of the shares of Common Stock held by EOP III. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 10.25 to the Issuer’s Form 8-K, filed on May 18, 2017 and is incorporated herein by reference.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, subject to any applicable terms of the Voting Agreement, the Reporting Persons may, from time to time and at any time, purchase additional securities of the Issuer, sell securities of the Issuer, enter into financial instruments or other agreements relating to their investment, engage in hedging or similar transactions with respect to such holdings and/or otherwise change their intention with respect to any and all matters referred to herein.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 940730104	SCHEDULE 13D	Page 9 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 12,238,573 shares of Common Stock outstanding as of May 10, 2017 as reported in the Merger Agreement, filed as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on May 18, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in this Schedule 13D, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons also hold 132,747 shares of non-voting common stock, Series A, par value $0.01 per share of the Issuer.

Except as otherwise described herein or in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2	Voting Agreement, dated May 15, 2017, incorporated herein by reference to Exhibit 10.25 to the Issuer’s Form 8-K, filed on May 18, 2017.

CUSIP No. 940730104	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 25, 2017

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By: W.R. Endicott III, L.L.C., its general partner

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

W.R. ENDICOTT III, L.L.C.

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

/s/ Wayne K. Goldstein
WAYNE K. GOLDSTEIN

/s/ Robert I. Usdan
ROBERT I. USDAN

CUSIP No. 940730104	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 25, 2017

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By: W.R. Endicott III, L.L.C., its general partner

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

W.R. ENDICOTT III, L.L.C.

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

/s/ Wayne K. Goldstein
WAYNE K. GOLDSTEIN

/s/ Robert I. Usdan
ROBERT I. USDAN